UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. __*)

Under the Securities Exchange Act of 1934

Modtech Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60783C100
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☒     Rule 13d-1(b)

      ☐     Rule 13d-1(c)

      ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60783C100	13G

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only) Dubuque Bank and Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commercial bank organized under the laws of the State of Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,717,699 shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,717,699 shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,699 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.02%
12	TYPE OF REPORTING PERSON (See Instructions) BK

13G HTLF -MODTECH 12.31.07.DOC

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

Item 1.

(a)	Name of Issuer
Modtech Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices
2830 Barrett Avenue
Perris, CA  92571
Item 2.

(a)	Name of Person Filing
Dubuque Bank and Trust Company

(b)	Address of Principal Business Office or, if none, Residence
1398 Central Avenue
Dubuque, Iowa 52001

(c)	Citizenship
A commercial bank organized under the laws of the State of Iowa

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
60783C100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned
The amount of securities reported as beneficially owned consists of 1,717,699 shares of the Issuer’s common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trust and other accounts.  With respect to such shares, the Reporting Person has sole voting and investment power with respect to 1,717,699 shares and shared voting and investment power over -0- shares.

The amount reported as beneficially owned does not include -0- shares held in trust or other fiduciary accounts over which the Reporting Person has no voting or investment power.  The 1,717,699 shares over which the Reporting Person has sole or shared voting or investment power, and the 1,717,699 total shares held by the Reporting Person (which such figure consists of the 1,717,699 shares with sole or shared voting and investment power and -0- with no voting or investment power) represent 8.02% and 8.02%, respectively, of the issued and outstanding shares of the Issuer.  The Reporting Person disclaims beneficial ownership of -0- shares and the report shall not be construed as an admission of beneficial ownership for the purposes of Section 13 or any other purpose.

(b)	Percent of Class
8.02%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote
1,717,699

(ii)	shared power to vote or to direct the vote
-0-

(iii)	sole power to dispose or to direct the disposition of
1,717,699

(iv)	shared power to dispose or to direct the disposition of
-0-

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A

Item 8. Identification and Classification of Members of the Group
N/A

Item 9. Notice of Dissolution of Group
N/A

Item 10.              Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

13G HTLF -MODTECH 12.31.07.DOC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2008
Date

Dubuque Bank and Trust Company

By:  /s/ Paul J. Peckosh
Paul J. Peckosh
Executive Vice President, Trust

13G HTLF -MODTECH 12.31.07.DOC